Mail Stop 4561

March 26, 2008

Mr. Peter M. Pizza
Chief Financial Officer
Amrep Corporation
300 Alexander Park, Suite 204
Princeton, NJ 08540

      Re: Amrep Corporation
             Form 10-K for the fiscal year ended April 30, 2007
             File No. 1-4702

Dear Mr. Pizza:

We have completed our review of the above referenced filing and have no further
comments at this time.

             Sincerely,

             Kevin Woody
             Branch Chief